

PRESS RELEASE

Crescent Point Announces Q3 2021 Results

October 28, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2021.

KEY HIGHLIGHTS

- Generated over $180 million of excess cash flow, or over $580 million year-to-date, further enhancing balance sheet strength.
- Successfully commenced Kaybob Duvernay drilling program, with completions expected in fourth quarter 2021.
- Entered into farm-in agreement with a Kaybob Duvernay operator and completed partner wells 20 percent below budget.
- Net debt to adjusted funds flow expected to be at 1.0 times in early 2022, based on current forward strip commodity prices.
- Recently accelerated shareholder returns by increasing quarterly dividend to $0.03 per share, as previously announced.
- Excess cash flow generation of approximately $925 million expected in 2022, after dividends, at US$75/bbl WTI.

“Our third quarter and year-to-date results continue to demonstrate the success of our operational, financial and strategic execution," said Craig Bryksa, President and CEO of Crescent Point. "We are focused on continually enhancing the business and shareholder returns through our key pillars of balance sheet strength and sustainability. Our recently increased dividend also demonstrates our commitment to returning capital to shareholders, with a goal to increase such returns over time."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $393.9 million or $0.67 per share diluted during third quarter, supported by a strong operating netback of $44.15 per boe. Crescent Point's adjusted funds flow generation continues to benefit from its improved cost structure, high liquids weighting and strong market access that positively impacted realized pricing in the quarter. In particular, the Company's liquids product streams in its North Dakota and Kaybob Duvernay assets currently trade at a premium to WTI.
- For the quarter ended September 30, 2021, the Company's development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $187.1 million.
- Crescent Point's net debt as at September 30, 2021 totaled approximately $2.1 billion, reflecting over $180 million of net debt reduction in the quarter. Since the closing of the Kaybob Duvernay acquisition in second quarter 2021, the Company has reduced its net debt by approximately $550 million, or over 80 percent of the cash portion of the purchase price.
- As part of its risk management program to reduce cash flow volatility, Crescent Point maintains an active and diversified hedging portfolio. The Company currently has approximately 45 percent of its oil and liquids production, net of royalty interest, hedged for 2022 utilizing a portfolio of swaps and collars that provide a combination of price protection with upside participation. Crescent Point plans to remain disciplined in its approach to layering on additional protection in the context of commodity prices.
- The Company reported net income of $77.5 million for the three month period ended September 30, 2021. Crescent Point's third quarter net income included approximately $44 million in non-recurring charges primarily related to a re-evaluation of the Company's tax pools in addition to costs incurred related to the closure of its U.S. corporate office.
- During the quarter, the Company's Board of Directors approved and declared a fourth quarter dividend increase to $0.03 per share, payable on January 4, 2022 to shareholders of record on December 15, 2021. This equates to an annualized dividend of $0.12 per share, an increase of $0.11 per share from the prior level.

OPERATIONAL HIGHLIGHTS

- Crescent Point's average third quarter production was 132,186 boe/d, comprised of over 80 percent oil and liquids. The Company's production reflects the recent disposition of non-core assets, a conservative 2021 program with expenditures below sustaining capital requirements and the timing of several high impact multi-well pads that were brought onstream during the first half of the year.
- In the Kaybob Duvernay, the Company initiated its first multi-well pad drilling program during third quarter with strong operational execution to date. These wells are expected to be completed during fourth quarter 2021. Crescent Point plans to further enhance economics in the Kaybob Duvernay, which are already highly competitive, through a combination of realizing potential cost efficiencies and improved productivity from modifications to the completions design of the prior operator.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

- During third quarter, the Company also entered into a farm-in agreement with a Kaybob Duvernay operator to complete certain wells in exchange for a working interest in such wells and additional lands in the play. Crescent Point successfully completed a related five-well pad in late third quarter, achieving completion costs approximately 20 percent below those that were expected by the Company when it entered the Kaybob Duvernay play in early 2021.

- Crescent Point's other operating activities remain focused on low-risk, high-return development in its major operating areas of Saskatchewan and North Dakota. The Company also recently expanded the economic boundaries of its Viewfield and Shaunavon resource plays through a successful 2021 step-out drilling program.

- As part of its decline mitigation initiatives, the Company has converted approximately 115 producing wells to water injection wells year-to-date and currently remains on track to convert over 135 wells in 2021. During the quarter, Crescent Point received approval from the Government of Saskatchewan to fully unitize an additional two units in the Viewfield Bakken. The Company now has six fully unitized units in the play, providing the opportunity to expand its waterflood program over the coming years.

- As part of its continued commitment to strong environmental, social and governance ("ESG") practices, Crescent Point introduced a target in its 2021 Sustainability Report to reduce its inactive well inventory by 30 percent over the next 10 years. The Company is accelerating progress towards this target by increasing its 2021 reclamation activities spending and planning for the safe retirement of approximately 500 wells, up from approximately 400 wells. Year-to-date, Crescent Point has successfully retired approximately 450 wells, further reducing its environmental footprint.

OUTLOOK

Based on strong year-to-date results, the Company now expects to generate 2021 average production of 132,000 to 134,000 boe/d, at the higher end of its previous guidance range of 130,000 to 134,000 boe/d. Crescent Point's 2021 capital expenditures are now expected to be approximately $625 million, within its prior guidance range of $600 to $625 million. This budget includes capital associated with the additional completions of partner wells in the Kaybob Duvernay along with reductions in other operating areas, highlighting the Company's capital discipline.

Crescent Point recently established its preliminary guidance for 2022, which it expects to formalize prior to the end of the year. The Company is expected to generate annual average production of 131,000 to 135,000 boe/d within a conservative budget of $825 to $900 million in development capital expenditures, including long-term and environmental initiatives as well as an assumption for cost inflation.

Crescent Point anticipates its 2022 annual program, along with the recently increased dividend, will be fully funded at a low oil price of approximately US$40/bbl WTI. Assuming US$75/bbl WTI, this budget is expected to generate significant excess cash flow of approximately $925 million, after dividends, providing the opportunity to create further shareholder value.

The Company is currently prioritizing its balance sheet with its excess cash flow allocation and expects to achieve 1.0 times net debt to adjusted funds flow in early 2022 based on current forward strip commodity prices.

Crescent Point will continue to evaluate its excess cash flow allocation in the context of its capital allocation framework. The Company is committed to returning capital to shareholders while also generating returns through debt-adjusted per share growth.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Thursday, October 28, 2021 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation and sustainability report on Crescent Point's website.

2021 GUIDANCE

The Company's guidance for 2021 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) [1]	130,000 - 134,000	132,000 - 134,000

Capital Expenditures		
Development capital expenditures ($ million)	$600 - $625	$625
Capitalized G&A ($ million)	$35	$40
Total ($ million) [2]	$635 - $660	$665

Other Information for 2021 Guidance		
Reclamation activities ($ million) [3]	$15	$20
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$615 - $635 million ($12.75 - $13.25/boe)	$635 million ($13.00 - $13.20/boe)
Royalties	12.0 - 12.5%	12.5 - 13.0%

1)   Total annual average production (boe/d) is comprised of approximately 85% Oil & Liquids and 15% Natural Gas
2)   Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic
3)   Reflects Crescent Point's portion of its expected total budget

The Company's unaudited financial statements and management's discussion and analysis for the period ended September 30, 2021, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended September 30		Nine months ended September 30	
	2021	2020	**2021**	2020
Financial				
Cash flow from operating activities	**414.2**	219.5	**1,003.4**	615.4
Adjusted funds flow from operations [(1)]	**393.9**	235.7	**1,044.4**	654.2
Per share [(1) (2)]	**0.67**	0.44	**1.83**	1.23
Net income (loss)	**77.5**	0.5	**2,242.5**	(2,468.7)
Per share [(2)]	**0.13**	—	**3.93**	(4.67)
Adjusted net earnings from operations [(1)]	**142.6**	71.0	**355.3**	91.8
Per share [(1) (2)]	**0.24**	0.13	**0.62**	0.17
Dividends declared	**19.0**	1.3	**21.8**	8.0
Per share [(2)]	**0.0325**	0.0025	**0.0375**	0.0150
Net debt [(1)]	**2,138.8**	2,189.2	**2,138.8**	2,189.2
Net debt to adjusted funds flow from operations [(1) (3)]	**1.7**	2.0	**1.7**	2.0
Weighted average shares outstanding				
Basic	**582.0**	529.7	**564.9**	529.1
Diluted	**587.1**	532.9	**570.7**	530.5
Operating				
Average daily production				
Crude oil and condensate (bbls/d)	**92,206**	89,260	**98,298**	98,662
NGLs (bbls/d)	**18,176**	13,458	**16,719**	15,048
Natural gas (mcf/d)	**130,823**	63,988	**110,604**	68,593
Total (boe/d)	**132,186**	113,383	**133,451**	125,142
Average selling prices [(4)]				
Crude oil and condensate ($/bbl)	**82.45**	48.24	**74.54**	41.74
NGLs ($/bbl)	**45.24**	19.05	**40.12**	14.93
Natural gas ($/mcf)	**4.29**	2.94	**4.07**	2.90
Total ($/boe)	**67.99**	41.89	**63.30**	36.29
Netback ($/boe)				
Oil and gas sales	**67.99**	41.89	**63.30**	36.29
Royalties	**(8.35)**	(5.35)	**(8.07)**	(4.65)
Operating expenses	**(12.97)**	(13.10)	**(12.93)**	(12.42)
Transportation expenses	**(2.52)**	(2.33)	**(2.41)**	(2.27)
Operating netback [(1)]	**44.15**	21.11	**39.89**	16.95
Realized gain (loss) on commodity derivatives	**(7.26)**	5.62	**(6.74)**	5.96
Other [(5)]	**(4.50)**	(4.13)	**(4.48)**	(3.83)
Adjusted funds flow from operations netback [(1)]	**32.39**	22.60	**28.67**	19.08
Capital Expenditures				
Capital acquisitions [(6)]	**0.9**	—	**937.2**	1.4
Capital dispositions [(6)]	**(3.8)**	(0.9)	**(98.9)**	(509.3)
Development capital expenditures				
Drilling and development	**161.3**	76.6	**324.8**	434.2
Facilities and seismic	**25.8**	16.7	**69.9**	51.2
Total	**187.1**	93.3	**394.7**	485.4
Land expenditures	**1.2**	1.2	**4.1**	2.8

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized commodity derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital acquisition and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share - diluted", "excess cash flow", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

($ millions)	Three months ended September 30		Nine months ended September 30	
	2021	2020	**2021**	2020
Cash flow from operating activities	**414.2**	219.5	**1,003.4**	615.4
Changes in non-cash working capital	**(23.7)**	14.8	**17.5**	22.8
Transaction costs	**0.4**	0.1	**12.2**	5.4
Decommissioning expenditures [(1)]	**3.0**	1.3	**11.3**	10.6
Adjusted funds flow from operations	**393.9**	235.7	**1,044.4**	654.2
Capital expenditures	**(198.1)**	(102.8)	**(433.2)**	(517.2)
Payments on lease liability	**(5.4)**	(5.2)	**(15.6)**	(24.8)
Decommissioning expenditures	**(3.0)**	(1.3)	**(11.3)**	(10.6)
Other cash items [(2)]	**14.1**	(6.5)	**21.7**	(12.6)
Dividends	**(19.0)**	(1.3)	**(21.8)**	(8.0)
Excess cash flow	**182.5**	118.6	**584.2**	81.0

(1) Excludes amounts received from government subsidy programs.
(2) Excluding net acquisitions and dispositions.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations for the three and nine months ended September 30, 2021, also excludes deferred tax related to a change in estimated usable tax pools resulting from a recent potential precedent setting Federal Court case. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended September 30		Nine months ended September 30	
	2021	2020	**2021**	2020
Net income (loss)	**77.5**	0.5	**2,242.5**	(2,468.7)
Amortization of E&E undeveloped land	**14.3**	16.7	**41.4**	58.0
Impairment (impairment reversal)	**—**	—	**(2,514.4)**	3,557.8
Unrealized derivative (gains) losses	**3.2**	116.3	**228.5**	(73.0)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	**25.9**	(37.7)	**(23.9)**	24.1
Unrealized (gain) loss on long-term investments	**3.0**	0.8	**(3.1)**	5.1
Gain on sale of long-term investments	**(7.0)**	—	**(7.0)**	—
Net (gain) loss on capital dispositions	**(1.9)**	0.4	**(58.4)**	(307.9)
Deferred tax adjustments	**27.6**	(26.0)	**449.7**	(703.6)
Adjusted net earnings from operations	**142.6**	71.0	**355.3**	91.8

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2021	September 30, 2020
Long-term debt [(1)]	2,209.9	2,413.7
Accounts payable and accrued liabilities	415.4	276.5
Dividends payable	19.0	1.3
Long-term compensation liability [(2)]	31.9	11.6
Cash	(22.0)	(8.6)
Accounts receivable	(307.2)	(189.5)
Prepaids and deposits	(28.3)	(24.1)
Long-term investments	—	(1.7)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(179.9)	(290.0)
Net debt	2,138.8	2,189.2

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability and is net of equity derivative contracts.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against between prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "plans", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expected timing to complete the Kaybob Duvernay drilling program; net debt to adjusted funds flow expected to be at 1.0 times in early 2022, based on current forward strip commodity prices; excess cash flow generation expected in 2022, after dividends, at US$75/bbl WTI; focused on continually enhancing the business and shareholder returns through key pillars; commitment to returning capital to shareholders, with a goal to increase such returns over time; hedging portfolio, plans and characteristics; plans to enhance Kaybob Duvernay economics; the focus of Crescent Point's other operating activities; 2021 well conversion expectations; waterflood program expansion; targeting an inactive well inventory reduction of 30 percent over the next 10 years; increasing 2021 reclamation activities spending; safe retirement of approximately 500 wells in 2021; 2021 average production of 132,000 to 134,000 boe/d; 2021 capital expenditures of approximately $625 million; 2022 annual average production of 131,000 to 135,000 boe/d within a conservative budget of $825 to $900 million in development capital expenditures, including long-term and environmental initiatives as well as an assumption for cost inflation; 2022 annual program, along with dividend, fully funded at approximately US$40/bbl WTI; assuming US$75/bbl WTI, 2022 budget expected to generate significant excess cash flow of approximately $925 million, after dividends; balance sheet prioritized with excess cash flow allocation; achievement of 1.0 times net debt to adjusted funds flow in early 2022 based on current forward strip commodity prices; continued evaluation of excess cash flow allocation in the context of its capital allocation framework; commitment to returning capital to shareholders while also generating returns through debt-adjusted per share growth; 2021 capitalized G&A, reclamation activities, capital lease payments, annual operating expenses and royalties.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended September 30, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three and nine months ended September 30, 2021, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", and "Guidance" (as updated herein). In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; uncertainty regarding the benefits and costs of acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainties associated with credit facilities and counterparty credit risk; cybersecurity risks; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three and nine months ended September 30, 2021 and September 30, 2020 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	Three months ended September 30		Nine months ended September 30	
	2021	2020	**2021**	2020
Light & Medium Crude Oil (bbl/d)	**15,046**	18,846	**18,651**	20,781
Heavy Crude Oil (bbl/d)	**4,199**	4,223	**4,196**	4,414
Tight Oil (bbl/d)	**58,233**	66,191	**64,689**	73,468
Total Crude Oil (bbl/d)	**77,478**	89,260	**87,536**	98,663
NGLs (bbl/d)	**32,904**	13,458	**27,481**	15,047
Shale Gas (Mcf/d)	**117,339**	50,776	**98,959**	54,102
Conventional Natural Gas (Mcf/d)	**13,484**	13,212	**11,644**	14,491
Total Natural Gas (Mcf/d)	**130,823**	63,988	**110,603**	68,593
Total (boe/d)	**132,186**	113,383	**133,451**	125,142

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.